Exhibit 99.1

Titan Medical Names Surgical Robotics Sales Veteran Chad A. Zaring as its Chief Commercial Officer

TORONTO--(BUSINESS WIRE)--July 8, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that Chad A. Zaring has joined the Company as chief commercial officer, a new position. Mr. Zaring has deep experience developing and executing commercial strategies and driving sales for leading surgical robotics companies and will be responsible for the launch of Titan’s single-port robotic surgery system following receipt of regulatory clearances. He will report to David McNally, Titan’s chief executive officer.

Mr. Zaring joins Titan from Medtronic, where since September 2017 he was vice president robotics, imaging and navigation. Prior to Medtronic, he was with Mazor Robotics from May 2015 through the initiation of a Global Distribution Agreement in September 2017 that led to its subsequent acquisition by Medtronic. As vice president, national accounts and later vice president, U.S. sales, he developed the capital sales teams, established new sales channels and consistently exceeded sales goals. Earlier in his career, from 2004 to April 2015 Mr. Zaring held positions of increasing responsibility at Intuitive Surgical, and was a member of the leadership team that executed early and mid-stage adoption of their robotic surgery system across multiple surgical disciplines.

“Chad is the ideal professional to lead the commercialization of our single-port robotic surgical system, and we are thrilled he has chosen to join Titan Medical,” said Mr. McNally. “The timing couldn’t be better. We are at an inflection point in our company’s development as we prepare for successful execution of preclinical and clinical studies that will permit us to file for regulatory clearances both in the U.S. and the EU by the end of the year. We look forward to having such a talented and broadly experienced individual as Chad execute our sales strategy and further strengthen our in-house robotic commercial launch expertise.”

“I am excited to be joining Titan Medical and to advance my passion of introducing disruptive and life-changing technology, working to commercialize an innovative single-port robotic surgical system,” said Mr. Zaring. “I believe that single-port robotic surgery will be the next frontier in several surgical disciplines. I am committed to delivering on Titan’s vision of single-port robotic surgery with the highest standards and with relentless focus on our customers who will help us drive technology adoption. Titan will make an important contribution to patient health while addressing surgeon desires and filling a significant gap in the market landscape. Titan has already set a thoughtful, early commercial plan by initially targeting benign gynecologic indications and subsequently adding more applications over time.”

Mr. Zaring began his career at Merrill Lynch in 1999 as a financial sales consultant. He later held sales positions at Merck and Co. and at Ethicon Endo-Surgery, a Johnson & Johnson company. He holds a BA degree in biology from Juanita College in Huntington, Penn.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com